# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlas Critical Minerals Corp, CIK 0001684688
CUSIP: 049430101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: Rua Antonio de Albuquerque, 156, Suite 1720, Belo Horizonte, Minas Gerais, Brazil (D5), 30112-010
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0001540684
Persons authorized to receive notices and communications: Marc Fogassa, Rua Antonio de Albuquerque,, 156 - 17th Floor, Belo Horizonte,, Minas Gerais, Brazil (D5), 30112-010, (833) 661-7900; Era Anagnosti, DLA Piper LLP (US),, 500 8th Street, N.W., Washington, District Of Columbia (DC), 20004, (202) 799-4000

## Reporting persons
- Atlas Lithium Corp (CIK 0001540684): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 1,024,966; shared voting power 0; sole dispositive power 1,024,966; shared dispositive power 0; aggregate amount beneficially owned 1,024,966 (20.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Atlas Critical Minerals Corp
Address of issuer's principal executive offices: Rua Antonio de Albuquerque, 156, Suite 1720, Belo Horizonte, Minas Gerais, Brazil (D5), 30112-010

## Item 2. Identity and Background
Name of person filing: The name of the reporting person is Atlas Lithium Corporation (the "Reporting Person"). The name of each director and executive officer of the Reporting Person, and each individual's principal occupation, is set forth on Schedule I attached to this Schedule 13D as Exhibit 99.2.
Residence or business address: The principal business address of the Reporting Person and each person listed in Schedule I is Rua Antonio de Albuquerque, 156 - 17th Floor, Belo Horizonte, Minas Gerais, Brazil, 30.112-010
Present principal occupation or employment: The principal business of the Reporting Person is the exploration and production of lithium concentrate.
Criminal convictions in the last five years: Within the last five years, neither the Reporting Person, nor any person named in Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Within the last five years, neither the Reporting Person, nor any person named in Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is incorporated in Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 27, 2016, the Issuer was incorporated as Jupiter Gold Corporation under the laws of the Republic of the Marshall Islands, and on December 20, 2024 changed its name to Atlas Critical Minerals Corporation. Following an exchange transaction in 2016, the Reporting Person acquired an equity ownership of approximately 59% in the Issuer. Shares of the Issuer began trading on the OTC Markets under the symbol "JUPGF" in November 2018. On November 19, 2024, the Issuer and Apollo Resources Corporation, a Republic of the Marshall Islands corporation and majority owned subsidiary of the Reporting Person ("Apollo Resources"), completed a merger pursuant to which Apollo Resources merged with and into the Issuer (the "Merger"), with the Issuer continuing its corporate existence as the surviving corporation.. In connection with the Merger, the Issuer and the Reporting Person entered into an Option Agreement dated December 19, 2024 (the "Option Agreement"), pursuant to which the Reporting Person granted the Issuer the exclusive right and option (the "Option") to purchase from the Reporting Person 100% of the equity interest in Brazil Mineral Resources Corporation, a Republic of the Marshall Islands corporation and a wholly owned subsidiary of the Reporting Person. The Issuer issued 66,496 shares of Common Stock to the Reporting Person as consideration for the Option. Subsequent to the Merger and the payment of the consideration for the Option, the Reporting Person beneficially owned approximately 32.7% of the outstanding shares of the Issuer as of December 31, 2024. Pursuant to the Option Agreement, the Issuer can pay the exercise price in either cash or shares of the Issuer's Common Stock, or a combination thereof. In the event the Option is exercised in full and is paid entirely in the form of Common Stock, the Issuer will issue the Reporting Person 1,063,943 shares of Common Stock (based on a per share price of $7.519). The Option is exercisable within twelve months after the filing of a Registration Statement on Form F-1 with the U.S. Securities and Exchange Commission (the "SEC") in connection with the uplisting of the Issuer's Common Stock to the Nasdaq Capital Market, which occurred on September 15, 2025.

On January 8, 2026, the Issuer conducted a firm commitment underwritten public offering (the "Offering") and in connection therewith, listed its common stock on the Nasdaq Capital Market under the symbol "ATCX." The Reporting Person purchased 50,000 shares of Common Stock at a purchase price of $8.00 per share in the Offering, for aggregate consideration of $400,000, which was paid for with the working capital of the Reporting Person and which closed on January 12, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
The purpose of the acquisition by the Reporting Person of the shares in the Issuer is for general investment purposes. Prior to the Offering, the Issuer was a consolidated subsidiary of the Reporting Person. The Issuer's Chief Executive Officer is also the Reporting's Person's Chief Executive Officer and sits on the board of directors of each respective entity. The Reporting Person communicates with members of the Issuer's board of directors (the "Board of Directors") and management, concerning matters relating to the business and affairs of the Issuer, including discussions relating to the composition and selection of the Board and management team generally, and the potential for representation by the Reporting Persons on the Board of Directors. These discussions include assisting and engaging with the Issuer on a review of its strategic activities, assessment of its organization, opportunities for operational improvement, and the pursuit of initiatives for enhancing shareholder value.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Issuer's securities, conditions in the securities markets, general economic and industry conditions, including required compliance with applicable laws, the Reporting Person may at any time and from time to time, (i) acquire Common Stock and/or other securities of the Issuer (collectively, "Issuer Securities"), (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) engage in or encourage communications with the Issuer, members of management and the Board of Directors, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Schedule 13D, and/or (iv) take such other actions and pursue such other options with respect to its investment in the Issuer as it deems appropriate including, without limitation, any of the actions referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Except as set forth above, including the discussion of the Option in Item 3 of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a)-(j) of Item 4 of Schedule 13D under the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based on information included in the Issuer's Prospectus dated January 8, 2026, as filed with the Securities and Exchange Commission (the "SEC") on January 12, 2026 pursuant to Rule 424(b)(4) (the "Prospectus"), which reported that 3,617,445 shares were outstanding as of January 8, 2026, and the Issuer's Form 6-K furnished to the SEC on January 12, 2026, which reported that 1,380,000 were issued in the Offering, for a total of 4,997,445 shares outstanding as of that date.

The Reporting Person beneficially owns 1,024,966 shares of Common Stock, or approximately 20.5% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares reported herein as owned by the Reporting Person.

(i) Sole power to vote or direct the vote: See Row 7 of the cover page
(ii) Shared power to vote or direct the vote: See Row 8 of the cover page
(iii) Sole power to dispose or to direct the disposition: See Row 9 of the cover page
(iv) Shared power to dispose or to direct the disposition: See Row 10 of the cover page
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Schedule 13D, neither the Reporting Person nor any person listed on Schedule I has effected any transactions in the Issuer's Common Stock within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person does not have any knowledge of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares of Common Stock beneficially owned by the Reporting person reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On July 27, 2016, the Issuer and the Reporting Person entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement provides that whenever the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended (the "Securities Act") and the registration form to be used may be used for the registration and contemplated disposition of Registrable Securities (defined below) (a "Piggyback Registration"), the Issuer will give prompt written notice to Reporting Person of its intention to effect such a registration so that such notice is received by the Reporting Person at least twenty (20) days before the anticipated filing date. The Issuer will include in such registration all securities covered by the Registration Rights Agreement ("Registrable Securities") with respect to which the Issuer has received a written request for inclusion therein subject to any limitations on the number of shares that may be registered for resale that may be imposed by law, including positions of the staff of the SEC.

In connection with each Piggyback Registration, all of the expenses incurred to register the Registerable Securities, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and our blue sky fees and expenses will be paid by the Issuer, and the Reporting Person shall pay all of the underwriting discounts and selling commissions applicable to the sale of Registrable Securities and all fees and disbursements of counsel for the Reporting Person attributable to the sale of its securities pursuant to the Piggyback Registration. The Registration Rights Agreement terminates when the Reporting Person can immediately sell all of the Registrable Shares in a single sale pursuant to Rule 144 under the Securities Act of 1933, as amended.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, a copy of which is attached as exhibit to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Registration Rights Agreement, dated as of July 27, 2016, by and between Atlas Critical Minerals Corporation and Atlas Lithium Corporation (incorporated by reference to Exhibit 10.2 to Atlas Critical Mineral's Registration Statement on Form F-1, filed with the SEC on December 1, 2016)

Exhibit 99.2 - Schedule I to Schedule 13D

## Signatures
- Atlas Lithium Corp: /s/ Marc Fogassa, Marc Fogassa, Chief Executive Officer (01/16/2026)